June 26, 2025

David Zinsner
Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

       Re: Intel Corporation
           Form 10-K for the Fiscal Year Ended December 28, 2024
           Filed January 31, 2025
           File No. 000-06217
Dear David Zinsner:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing